

November 22, 2011

Via E-mail
Oleg Gabidulin, CEO
Liberty Vision, Inc.
2530 Meridian Parkway, Suite 200
Durham, NC 27713

>   **Re: Liberty Vision, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed November 3, 2011**
>   **File No. 333-173456**

Dear Mr. Gabidulin:

We have reviewed your amended registration statement and have the following comments. References to prior comments are to those in our letter dated September 7, 2011.

Selected Financial Data

Balance Sheet Data, page 8

1.   The amounts presented for total assets and total liabilities as of August 31, 2011 do not appear to tie to the similarly captioned items in your balance sheet as of the same date on page F-2. Please advise or revise. In addition, the amount presented for working capital as of August 31, 2011 ($35,572) in the table does not match the amount of working capital ($2,076) discussed in the sentence below the table. Please revise accordingly.

Results of operations for the year ended February 28, 2011 compared to the period from inception (September 29, 2009) to February 28, 2010, page 23

2.   We note your revised disclosures in response to prior comment 2. Please expand your disclosures to explain the nature of the loss on foreign subsidiary. In addition, please explain why the full amount of your computer equipment at February 28, 2011 is included in your reconciling items.

Executive Compensation, page 35

3.   We note your expanded disclosures on page 36 in response to prior comment 7. Your disclosures indicate that a portion of the consulting services provided by your CFO have been reported as cost of revenues. The amounts contained in your consulting line items in your statements of operations on page F-17 would indicate that all of the consulting services have been reported as cost of revenues. Please advise or revise.

Notes to Consolidated Financial Statements – August 31, 2011 and 2010

4.   We have reviewed your response to prior comment 5. Please disclose your use of a full valuation allowance and provide the applicable interim income tax disclosures. Refer to FASB ASC 740-270-45-1 through 45-8.

Notes to Consolidated Financial Statements – February 28, 2011 and 2010

Note 1 – Organization and Operations, page F-20

5.   We repeat prior comment 8 to provide clarifying disclosure as to the business purpose of your United States-based entity. In this regard, we note you disclose in a risk factor on page 12 that all of your directors and all of your executive officers reside outside the United States.

Note 2 – Summary of Significant Accounting Policies

Foreign currency transactions, page F-22

6.   We note that you have revised your geographic information in response to prior comment 11. Your current disclosures indicate that all of your revenues for the years ended February 28, 2011 and 2010 were generated in the United States. Your prior disclosures indicated that a significant amount of your customers were located outside the United States, specifically, Canada, Europe, and Russia. Please provide clarifying disclosure that not all of your customers are located in the United States. Similarly, provide clarifying disclosure in your interim footnotes on page F-9, if true, for the interim period.

Note 6 – Income Tax, page F-29

7.   We have reviewed your response and revisions to prior comment 11. Please address the following items:

   • We note your revised disclosures in response to prior bullet 1. Please provide an additional table to show the components of income before income tax expense. The total of this amount should tie to the similar referenced amount in your statements of operations. Refer to Rule 4-08(h)(1)(i) of Regulation S-X.
   • Your response to prior bullet 2 indicates that all of your revenues for 2011 and 2010 were generated by U.S. domestic operations. Please explain in greater detail how you made this determination. That is, we note your revised disclosures on page F-20 indicate that your operations from inception to January 2011 were conducted by your Directors and in January 2011, you hired two full-time designers in Toronto, Canada. We also note your risk factor on page 12 indicates that all of your directors and executive officers reside outside the United States.
   • Your response to prior bullet 3 is unclear to us. In consideration that you disclose that your principal executive offices are located in Durham, NC and your revised

table on page F-23 indicates that all of your revenues for the years ended February 28, 2011 and February 28, 2010 were generated in the United States, please tell us how you determined that you did not incur any state income taxes. In addition, please tell us how you determined that you did not incur any foreign taxes. In this regard, we note your reconciling item in the table on page F-29, Loss on foreign subsidiary of $21,238 for the year ended February 28, 2011 in addition to the items noted in the 2nd bullet above.

- We note your revised disclosures in response to prior bullet 5. Please clarify your disclosure on page F-29 to indicate if your cash balances are maintained in the United States or in Canada.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to me at (202) 551-3456. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Karen Batcher, Esq.